SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Variable Rate Series VI Notes in a principal amount of ARS 335,200,431, due 2021.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on October 14, 2020 under the filing Type: 6-K | Act: 34 | File No.: 001-13542 | Film No.: 201240671 the notice of payment of the first installment of interest of the aforementioned issuance of Series Class VI issued on July 21, 2020 has been published.

Hereby, it is rectified indicating that:

WHERE IT SAID:

Annual nominal interest rate: 35.6396%

Interest paid: 8.9831320533%

Amount paid: ARS 30,111,497.36

IT SHOULD SAY:

Annual nominal interest rate: 33.6396%

Interest paid: 8.47902246575342%

Amount paid: ARS 28,421,719.85

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 20, 2020	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets